

Nasdaq Regulation

Nasdaq

Eun Ah Choi
Senior Vice President
Global Head of Regulatory Operations

April 22, 2025

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on March 21, 2025, The Nasdaq Stock Market (the "Exchange") received from Direxion Shares ETF Trust (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Shares of Beneficial Interest

Direxion Daily BA Bull 2X Shares

Direxion Daily BA Bear 1X Shares

Direxion Daily XOM Bull 2X Shares

Direxion Daily XOM Bear 1X Shares

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b), and we hereby join in such request.

Sincerely,

Eun Ah Choi